China United Insurance Service, Inc.

7F, No. 311 Section 3

Nan-King East Road

Tapei City, Tawain

October 10, 2017

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	China United Insurance Service, Inc.

Form 10-K for the Year Ended December 31, 2016

Filed March 15, 2017

Form 10-Q for Quarterly Period Ended June 30, 2017

Filed August 9, 2017

File No. 000-54884

Dear Mr. Rosenberg:

China United Insurance Service, Inc., a Delaware corporation (with its consolidated subsidiaries, to the extent applicable, the “Company”), has written this letter in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated September 26, 2017 (the “Comment Letter”) relating to Form 10-K for the year ended December 31, 2016 and Form 10-Q for the quarter and the six months ended June 30, 2017.

Form 10-K for the Year Ended December 31, 2016

Notes to Consolidated Financial Statements

Note 2 - Summary Significant Accounting Policies

Revenue Recognition, page 95

Staff Comment 1: Please provide us your analysis under ASC 605-45 supporting your policy whereby you recognize commission revenue on a gross basis and record commissions paid to your sub-agents as cost of revenue.

Company Response 1:

The Company’s revenue is derived from insurance agency and brokerage services. The Company, through its subsidiaries, sells insurance products of issuing insurance companies to customers, and is compensated in the form of commissions from the respective insurance companies, according to the terms of each service agreement made by and between the Company and the insurance companies. The Company recognizes revenue when the following conditions are met: (i) persuasive evidence of an agreement between the insurance company and insured exists, (ii) insurance brokerage services have been provided, (iii) the fee to be paid by the related insurer to the Company for such services is fixed or determinable, and (iv) the collectability of the fee is reasonably assured.

The sale of an insurance product by the Company is considered complete when such insurance policy sold by the Company is accepted by the related insurance company. All sales of life, property and casualty insurance products are conducted through our individual sales professionals upon commission basis. When a policy is accepted by the insurance company, the insurance company is obligated to pay the agreed-upon commission to the Company under the terms of its service agreement with the Company and such commission is recognized as revenue. In addition, the Company becomes obligated to pay the related commission to its sales professionals. The Company has the sole discretion to establish compensation fee arrangements with those sales professionals.

The Company’s current practice is to recognize such commission paid by the insurance company as revenue and to recognize the commission paid to our sales professionals as a cost of revenues to the Company, each on a gross basis.

In response to your comment, the Company refers to ASC 605-45 in determining whether the Company acts as the principal or an agent, and analyzes this matter as set forth below:

The Entity Is the Primary Obligor in the Arrangement (ASC 605-45-45-4)

According to the arrangements between the Company and the insurance companies, we earn commission income from insurance companies by selling insurance products to the individual policy holder (herein after “Customer(s)”) through our sales professionals. Under the terms of these arrangements, the Company is responsible for fulfilling the brokerage services being provided to Customers and for compensating the sales professionals. The Company is directly and intimately involved with Customers both on a pre-and post-sale basis and, if a Customer requires any consultation on risk assessment and insurance-related regulatory and legislative updates, or has inquiries related to claim processes, the Customer will contact the Company directly. The principal aspect of our business is to leverage our knowledge to provide Customers with professional advice and bundle different policies to create complete solutions that meet Customers’ unique needs from a variety of reliable insurance companies. Although we are not the direct providers of the policies, we provide customized solutions by supplying insurance products from one or more insurance companies and related services directly to our Customers. Hence, the Company is deemed as the primary obligor in the arrangement with the insurance companies to earn the commission income.

The Entity Has General Inventory Risk (ASC 605-45-45-5)

Not applicable.

The Entity Has Latitude in Establishing Price (ASC 605-45-45-8)

The Company markets and sells as an insurance broker the insurance products provided by the insurance companies pursuant to the terms of the agreements entered into with the insurance companies. The commission rate varies for different insurance products, and the Company negotiates the commission rate with insurance companies, which, when agreed, is set forth in a written appendix to each service agreement.

The Company has sole discretion to establish compensation fee arrangements with its sales professionals. This commission is paid out of commission payments made to the Company by the insurance companies. The Company sets the commissions for its sales professionals based on the Company’s profitability requirements and operational objectives, and at a level sufficient to maintain competitive commission arrangements with our sales professionals.

The Entity Changes the Product or Performs Part of the Service (ASC 605-45-45-9)

Not applicable.

The Entity Has Discretion in Supplier Selection (ASC 605-45-45-10)

The principal aspect of our business is to leverage our knowledge to provide Customers with professional advice and bundle different policies to create complete solutions that meet their unique needs from a variety of reliable insurers. Although we are not the direct suppliers of the policies, we provide customized solutions by supplying insurance products from one or more insurance companies and related services directly to our Customers. The Company also has discretion in selection of insurance companies by reviewing their risk-based capital, insurance products and reputation, etc.

The Entity Is Involved in the Determination of Product or Service Specifications (ASC 605-45-45-11)

Not applicable.

The Entity Has Physical Loss Inventory Risk (ASC 605-45-45-12)

Not applicable.

The Entity Has Credit Risk (ASC 605-45-45-13)

The Company assumes credit risk associated with possible default by the insurance companies or in the event that insurance companies are under a bankruptcy or fail to pay the commission income earned by the Company. In addition, the Company is obliged to pay the commission to the sales professionals based on their sales performance regardless of any event of default in the payment of commissions due to the Company from the insurance companies.

Based on above analysis, the Company believes the current practice to recognize commission income and the commission paid as cost of revenue on the gross basis is appropriate.

Note 8 - Acquisition and Goodwill

Acquisition of GHFL, page 105

Staff Comment 2: Please provide us an analysis under ASC 805 supporting why you believe your acquisition of GHFL is that of business rather than an asset acquisition. Based on your disclosure, you acquired a 15.64% interest in Genius Insurance Broker Co., Ltd., which you are accounting for using the cost method, and there were no substantive business operations acquired. Separately, tell us the reporting unit (as the term is used in ASC 350- 20-35) in which you include the goodwill from this acquisition for purposes of assessing impairment and the basis for inclusion therein. Also, separately tell us how you determine the fair value of your 15.64% interest in Genius Insurance Broker Co., Ltd including the method and significant assumptions used and why the fair value always equals the carrying amount at each reporting date as evidenced by your fair value disclosures on page 97.

Company Response 2:

Genius Holdings Financial Limited (“GHFL”), a BVI company, holds 100% issued and outstanding shares of Genius Investment Consultant Co., Ltd. (“GIC”, Taiwan), a limited company incorporated under the laws of Taiwan.

On February 13, 2015, GHFL and Action Holdings Financial Limited (“AHFL”) entered into an acquisition agreement with the shareholder of GHFL, Mr. Chwan Hau Li, who is also a Director of the Company. After the acquisition, GHFL became a wholly-owned subsidiary of AHFL, which is, itself, a wholly-owned subsidiary of the Company. AHFL recorded $2,039,840 excess of purchase price as goodwill.

After this acquisition of GHFL, AHFL holds 100% interest in GHFL, and GHFL’s director was also changed to a member of the Company’s management team. Since the Company has control over GHFL, we have followed ASC 805 and accounted the transaction for a business combination transaction.

Separately, the Company, through GHFL, owns 15.64% interest in Genius Insurance Broker Co., Ltd (“GIB”). GIB is a separate and distinct company from GHFL and neither the Company nor GHFL has control over or any significant influence on GIB’s business operation and policies. Therefore, we have used the cost method under ASC 325 to account for our interest in GIB and the Company only recognizes as income cash dividends declared and paid by GIB.

The Company recorded $2,039,840 as goodwill due to the acquisition of GHFL by AHFL (a reporting unit). Under ASC 350-20-35, we first evaluated any event or circumstance which may lead to potential impairment of goodwill and were not aware of any adverse factor or event. The second step undertaken by the Company was to conduct a quantitative assessment to identify any potential impairment. The Company employed the “Income Approach” to evaluate AHFL’s Fair Value (“FV). After determining the fair value of the reporting unit and comparing with its carrying amount, including goodwill, the FV of $91,195,237 is greater than the carrying value of $31,146,841 on December 31, 2016. Therefore, the Company concluded that no impairment on the goodwill from the acquisition of GHFL was indicated.

Regarding your comment on fair value disclosure the fair value always equals the carrying amount at each reporting date, we propose to revise the disclosure as follows:

12.31.2015	Level 3 Fair Value(revised)	Level 3 Fair Value(current)
Assets
Long-term investment:
Equity investment(1)	$1,231,892	$1,170,230

12.31.2016	Level 3 Fair Value(revised)	Level 3 Fair Value(current)
Assets
Long-term investment:
Equity investment(1)	$1,288,279	$1,190,558

(1)	Equity investment – The fair value of the Company’s equity investment was arrived at using the “Income Approach”. The calculation assumptions were: (i) 2% for long-term stable growth rate, (ii) 14.79%~15% for cash discount rate (rate for weighted average cost of capital), (iii) 0.50 for the remaining useful life; and (iv) 25% for liquidity discount rate.

Form 10-Q for Quarterly Period Ended June 30, 2017

Notes to Condensed Consolidated Financial Statements

Note 13 - Long-Term Liabilities

Unearned Revenue – AIATW, page 18

Staff Comment 3: Please provide us an analysis showing how you determined the $1,370,790 of unearned revenue related to the agreement with AIATW that you recognized as revenue during the six months ended June 30, 2017. Reference for us the authoritative literature to which rely to support recording revenue for that amount during the period.

Company Response 3:

The Company recognizes revenue when the following conditions are met: (i) persuasive evidence of an agreement between the insurance company and insured exists, (ii) insurance brokerage services have been provided, (iii) the fee to be paid by the related insurer to the Company is fixed or determinable, and (iv) the collectability of the fee is reasonably assured.

On June 10, 2013, AHFL entered into a Strategic Alliance Agreement (the “Alliance Agreement”) with AIA International Limited Taiwan Branch (“AIATW”). Detailed summary of each amendment and the English translation of each amendment can be accessed through the Company’s filings with the SEC. Pursuant to the Alliance Agreement, AHFL is entitled to the payment of the execution fee (NTD 250,000,000), subject to certain terms and conditions therein, including the satisfaction of the performance targets. A portion of execution fee may be required to be refunded on pro rata basis if certain performance targets are not met by AHFL.

On January 6, 2016, AHFL entered into Amendment 2 to Strategic Alliance Agreement (the “Amendment No. 2”) with AIATW to further revise certain provisions in the Strategic Alliance Agreement and the previous amendment entered into by and between AHFL and AIATW. On March 15, 2016, AHFL issued a promise letter (the “2016 Letter”) to AIATW under the terms of which AHFL is required to (i) fulfill certain sales targets and (ii) the 13-month persistency ratio. Pursuant to the Amendment No. 2 and the 2016 Letter, the sales target of the first contract year was NTD 600,000,000, and the actual sales made by the Company was NTD 303,945,133, the amount of portion of the execution fees that was required to be returned was NTD 24,671,239 (NTD 50,000,000x (1 – (NTD 303,945,133÷NTD 600,000,000)). After negotiation between AIATW and the Company, both parties agreed to a returned amount of NTD 21,505,144 for the first contract year.

Since the Strategic Alliance Agreement and the 2016 letter contains a mechanism for the calculation of the amount which shall be returned by accumulated amount covering the first contract year to the end of the Strategic Alliance Agreement, the amount of NTD 28,494,856 may be returned to AIATW based on the Strategic Alliance Agreement and the 2016 letter. Hence, such amount was not recognized as revenue since the amount was not determinable.

Pursuant to the third amendment dated June 14, 2017, AHFL and AIATW agreed that, starting from the second contract year (January 1, 2016 to December 31, 2016), the mechanism and formula employed in calculating the performance would be amended. The new mechanism and formula, VONB, specifies the amount of return to AIATW/repaid to AHFL will be calculated annually based on the related annual target achievement rate, making the previously adopted “Accumulated Annual Target Achievement Rate” method void. The total sales made by the Company is NTD 57,847,340 and the sale target is NTD 15,000,000 upon VONB basis, the amount shall be returned is NTD 21,502,250 (35,000,000x(1-(57,847,340÷NTD 150,000,000)) and the amount of NTD 13,497,750 should be recognized as revenue once the amount has been confirmed by AIATW.

AIATW sent a letter dated June 21th, 2017 to confirm that the amount of NTD 28,494,856 with respect to the first contract year (April 15, 2013 to September 30, 2014), and the amount of NTD 13,497,750 with respect to the second contract year (January 1, 2016 to December 31, 2016), were earned by AHFL. Therefore, the Company recorded a total of NTD 41,992,606 (USD $1,370,790) associated with the Alliance Agreement as revenue during the six months ended June 30, 2017, since at that date all of the revenue recognition criteria have been met.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Jack I. Kantrowitz of DLA Piper LLP, company counsel, at jack.kantrowitz@dlapiper.com or (212) 335-4845.

Sincerely,

/s/ Chuang Yung Chi
Chuang Yung Chi
Chief Financial Officer

CC:	DLA Piper LLP (US)